SKM MEDIA CORP.

6001 Broken Sound Parkway NW, Suite 510

Boca Raton, Florida 33484

January 31, 2012

Via Edgar

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SKM Media Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed: January 18, 2012
File No. 333-177329

Mr. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 25, 2012 (the “Comment Letter”) relating to the Amendment No. 2 to the Form S-1 of SKM Media Corp. (“SKM” or the "Company") filed January 18, 2012. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Operating Expenses, page 28.

Direct Mail, page 28

1.  We note your response to comment 5 from our letter dated January 5, 2012. Please disclose the components of direct mail expense. Additionally, please tell us your basis for the measurement and timing of direct mail expenses to be accrued in relation to your revenue recognition process. Please update your disclosures in the first and last paragraphs of this page.

Our direct mail expense represents services provided by third party providers of direct mail services, which includes preparation, transportation and postage costs provided by such service providers. We have modified our disclosures accordingly.

With respect to the basis for the measurement and timing of direct mail expenses, we advise the staff that we enter into agreements with customers to provide specific marketing services for which we further engage vendors to provide information to us related to our customer’s needs. Our customers typically pay us in advance for these services, and likewise, our vendors require advance payments in order to provide services to us. Moneys received in advance related to contracts from our customers are recorded as deferred revenue until we have completed the earnings process; that is until we have met all obligations under the contract and have provided our customer the marketing information for which we were contracted. Similarly, moneys paid in advance to our vendors for their services are deferred until which point they have completed their obligations for which they were engaged, including our acceptance of their marketing information provided to us.

We recognize revenue for specific customer contracts along with the corresponding costs to our vendors on the same date; that is the date that the specific mailing (“drop date”) occurs. This date represents the completion of our contractual obligation and the marketing information is provided to our customer under the specific contract. Likewise, this date represents the date that the specific vendor engaged to perform services related to a specific customer contract are completed, as accepted and reviewed by us.

We have included additional language to further describe our revenue recognition and cost deferrals in our accounting policy notes on pages 25, F-8, and F-18.

2. We note your response to comment 6 from our letter dated January 5, 2012. Tell us if you already have incurred certain of the $325,000 costs associated with the Form S-1 process and if they were reflected in your results of operations for the period ended September 30, 2011. We note that you referred to such costs as an estimate.

The Company had incurred the material portion of these costs as of September 30, 2011 and such costs are reflected in our consolidated results of operations for the period. We were not referring to such costs as an “estimate”, rather we referred to our results for the full year ended December 31, 2011 being an estimate as such period had not be completed.

Executive Compensation, page 40

3. Please revise your disclosure to provide updated executive compensation information for 2011.

We have revised our disclosure as requested.

Advance to Supplier, page F-19

4. We note your response to comment 10 from our letter dated January 5, 2012. Tell us the nature of “additional requirements left unfulfilled to recognize additional revenue during the period” and whether all related costs had been incurred.

With respect to our prior response, and related to your comment regarding “addiiotnal requirements left unfulfilled to recognize additional revenue during the period”, we direct the Staff to our response to comment #1 above, wherein we more fully describe the earnings process along with our accounting for recognition of related costs. In so doing, we advise that there are times when we have received moneys in advance from our customers to perform services for which we have yet to advance costs to our vendors. These moneys are deferred until all of our obligations associated with the finalization and related performance of future campaigns is complete, which would in the future also include payments to and the performance of our vendors. These incidents have in the past led to balances of deferred revenue with no corresponding advances to suppliers. Additionally, we advise you that as of September 30, 2011, we had received moneys in advance from customers for which we had not engaged vendors for their performance. As such, as of that date, we had deferred revenue and no corresponding deferred cost.

We also advise you that although we attempt to maximize our profitability on each contract, due to the variability inherent in each contract, our rate of profitability does fluctuate. Related to this variability, please note that our contract pricing is based on the size of each contract order, where larger contracts ordered by our customers typically generate lower margins as compared with smaller contracts. This variability inevitably leads to fluctuations in our profitability from one period to the next.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,
/s/ Steven L. Moreno
Steven L. Moreno, CEO, President and Director